:-----------:
:   FORM 4  :                U.S. SECURITIES AND EXCHANGE COMMISSION
:-----------:                           WASHINGTON, DC 20549

                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities Exchange
                 Act of 1934, Section 17(a) of the Public Utility Holding
                           Company Act of 1935 or Section 30(f) of the
                                  Investment Company Act of 1940

[   ]     Check box if no longer subject to Section 16. Form 4 or Form 5
          obligations may continue.   See Instruction 1(b)

1.   Name and Address of Reporting Person:

          Roberts, Charles S.
          310 Wilderlake Court
          Atlanta, GA  30328

2.   Issuer Name and Ticker or Trading Symbol

          Roberts Realty Investors, Inc.               RPI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

          November, 1997

5.   If Amendment, Date of Original (Month/Year)

          N/A

6.   Relationship of Reporting Person to Issuer (Check all applicable)

       [ X ]     Director                       [ X ]   10% Owner
       [ X ]     Officer (give title below)     [   ]   Other (specify below)

       Chairman, President and Chief Executive Officer

7.   Individual or Joint/Group Filing (Check applicable line)

       [ X ]   Form filed by one Reporting Person
       [   ]   Form filed by more than one Reporting Person



     TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security  2.  Trans-   3.  Transac-   4.  Securities Acquired (A) or   5.  Amount of     6.  Owner-    7.  Nature of
    (Inst. 3)              action       tion           Disposed of (D)                  Securities        ship          Indirect
                           Date         Code           (Instr. 3, 4 and 5)              Beneficially      Form:         Beneficial
                           (Month/      (Inst. 8)      --------------------------       Owned at End      Direct        Ownership
                            Day/    -------------      Amount    (A) or    Price        of Month          (D) or        (Instr. 4)
                            Year)    Code     V                  (D)                    (Instr. 3         Indirect
                                                                                         and 4)           (I)
                                                                                                          (Instr. 4)
---------------------  -----------  ------   ----      -------   ------    -----    ------------------    ---------- -------------

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of  2.Con-    3.Trans- 4.Trans- 5.Number of  6.Date Exer-   7.Title and     8.Price    9.Number    10.Ownership 11.Nature
  Deriva-     version   action   action   Derivative   cisable and    Amount of       of De-     of Deriv-    Form of      of
  tive        or        Date     Code     Securities   Expiration     Underlying      rivative   ative        Derivative   Indirect
  Security    Exer-    (Month/   (Instr.  Acquired     Date           Securities      Security   Securi-      Security:    Bene-
  (Instr.3)   cise       Day/     8)      (A) or       (Month/        (Instr. 3       (Instr.    ties         Direct       ficial
              Price      Year) --------   Disposed     Day/Year)       and 4)          5)        Bene-        (D) or       Owner-
              of               Code   V   of (D)      -------------- -------------               ficially     Indirect     ship
              Deriva-                     (Instr. 3,  Date    Expi-  Title  Amount               Owned at     (I)          (Instr.4)
              tive                         4 and 5)   Exer-   ration        or No.               End of       (Instr.4)
              Secur-                     -----------  cisable Date          of                   Month
              ity                        (A)    (D)                         Shares
----------- --------- -------- ----  --- -----   ---  ------- ------ -----  ------  ---------- ----------- ------------ ------------
Units of      <F2>    11/07/97   P        2,452        <F2>   None   Common  2,452      $.062     731,813
limited                                                              Stock
partnership
interest<F1>


Explanation of Responses:

<F1> The issuer of the Units is Roberts Properties Residential, L.P. (the "Operating Partnership"), of which the Company is the general partner.
<F2> The Company's Board of Directors voted on June 17, 1997 to list the Company's common stock on the American Stock Exchange
     ("AMEX") and register with the Commission the shares of common stock that are issuable in redemption of the Units, thereby satisfying a material non-market price based condition to the Unitholders' redemption right and causing the
     Units to become derivative securities.  When the AMEX listing is effective and the Company's shares are registered for resale by former Unitholders, the Units will be redeemable either for cash equal to the fair market value of the underlying shares or, at the election of the Company, for an equal number of shares of the Company's common stock.

                    /s/ Charles S. Roberts                  Dec. 10, 1997
                    ----------------------                  -------------
                    ****Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note. File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instructions 6 for procedure.